Lihua International, Inc.
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

April 3, 2009

Pamela Long, Esq.
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lihua International, Inc. Registration Statement on Form S-1 Amendment No. 2 Filed on: March 11, 2009 File No. 333-156120

Dear Ms. Long:

Lihua International, Inc. (“We” or the “Company”) is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 3 on Form S-1/A (“Amendment No. 3”) to a registration statement that was originally filed on Form S-1 on December 15, 2008 and subsequently amended on Form S-1/A on February 12, 2009 and March 11, 2009 (the “Registration Statement”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 3, in a clean and marked version to show changes from the Registration Statement.

Based upon the Staff’s review of the Registration Statement, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated March 20, 2009 (the Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s letter.

General

1.
Please tell us why you have not filed the share transfer agreement between Messrs. Zhu and Chu and the March 7, 2009 amendment as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. Otherwise. please file them with your next amendment.

Response:  In accordance with the Staff’s request, we have filed that certain Share Transfer Agreement, dated October 22, 2008 and the Amendment to the Share Transfer Agreement, dated March 7, 2009 as Exhibits 10.25 and 10.26, respectively, in Amendment No. 3.

2.
As noted in your response to prior comment one, please provide updated audited financial statements and related disclosures, including retro-actively restated historical earnings per share disclosures, as required by Item 8-08 of Regulation SX

Response: We have provided updated audited financials and notes for the year end December 31, 2008 in Amendment No. 3.

April 3, 2009

3.	We note your response to prior comment two. Please he advised that we may have additional comments after we review the disclosures you provide in your updated financial statements.

Outside Front Cover of Prospectus

4.
We note that you revised your disclosure here in response to comment 4 of our February 27, 2009 letter. Please make a similar change by removing the word "negotiated" in the first sentence of your "Determination of the Offering Price" disclosure, and elsewhere in the filing when similar disclosure appears.

Response:  We have revised the disclosure accordingly.

Background, page 2

5.
We read your responses to prior comments five and six and appreciate the additional information you provided. However. please help us better understand the reasons for the June 2008 Reorganization and the Share Transfer Agreement with your CEO. Also, please help us better understand if and how you accounted for the apparent ownership changes of the minority interests of each of the two PRC operating entities as a result of these transactions:

•
Please clarify why the transactions were structured such that Mr. Zhu gave up legal ownership of his shares of Lihua Electron and Lihua Copper to Magnify Wealth and Mr. Chu, including the PRC rules and regulations you were complying with;

Response: Each of Lihua Electron and Lihua Copper (the “PRC Operating Subsidiaries”) was restructured in June 2008  into a Wholly Foreign-Owned Enterprise (“WFOE”) for the purpose of achieving  100% financial statement consolidation. In order to achieve full consolidation ,  Mr. Zhu agreed  to give up his equity interest in the PRC Operating Subsidiaries.  If Mr. Zhu retained his equity interest in the PRC Operating Subsidiaries, the financial statements would not have been able to be 100% consolidated, because an equity interest held by any party other than Lihua Holdings would have to be excluded from the consolidation.  The June 2008 reorganization qualifies as a conversion of a joint venture to a wholly owned foreign enterprise by way of an equity transfer from a Chinese party to a foreign party.  A reorganization of this type is governed by the “Several Provisions on Change of Investor’s Equity in Foreign Invested Enterprise” pursuant to Rule 55 of the M&A rules and the Guidance Manual on Administration of Entry of Foreign Investment issued by the Department of Foreign Investment Administration of the Ministry of Commerce in December 2008.  In our letter to the SEC dated March 11, 2009, we identified in response number 8 certain M&A Rules which are not applicable to the June 2008 reorganization.

•
Please explain to us how and why you determined that even though Mr. Zhu gave up legal ownership of his shares of Lihua Electron and Lihua Copper to Magnify Wealth and Mr. Chu, Mr. Zhu continued to control these entities such that there was no change in ownership and these entities remained under common operating and management control;

Response: In June 2008, pursuant to a restructuring plan (the “Restructuring’) intended to ensure compliance with the PRC rules and regulations, Ally Profit through its direct wholly-owned subsidiary Lihua Holdings, acquired 100% equity interests in the “PRC Operating Subsidiaries from Mr Zhu, companies controlled by Mr. Zhu and other minority shareholders.

In part we were able to conclude that Mr. Zhu continued to control the PRC Operating Subsidiaries because control is not solely determined by equity ownership in an entity, but also by who has the power to control the direction and manage the affairs of the entity on a daily basis.  As part of the Restructuring, Mr. Chu appointed Mr. Zhu as the sole member of the board of directors, the governing body of  Magnify Wealth, Ally Profit as well as Lihua Holdings. Additionally, Mr. Chu undertook to Mr. Zhu that no further directors would be appointed to the board of either Magnify Wealth, Ally Profit or Lihua Holdings without the prior written consent of Mr. Zhu. As the sole director of Magnify Wealth, Ally Profit and Lihua Holdings, Mr. Zhu is able to control and manage the operational, investment and business decisions of these entities, including make the sole decisions regarding any change in these companies’ capital structure or payment of dividends. Further, Mr. Zhu has the ultimate authority to determine the composition of the board of directors for these entities.

April 3, 2009

Furthermore, as part of the Restructuring, in October 2008, Mr. Zhu and Mr. Chu entered into a definitive Share Transfer Agreement as contemplated by a letter of intent they entered into in June 2008.  Pursuant to the terms of this Share Transfer Agreement , Mr. Chu granted to Mr. Zhu the option to purchase all of the 3,000 ordinary shares of Magnify Wealth held by Mr. Chu at the time for the nominal price of $1.00 per share (the “Option Shares”). The Option Shares vest and become exercisable upon Lihua Electron and Lihua Copper attaining consolidated net income performance targets for fiscal 2008, 2009, and 2010 of $8 million (“2008 Target”), $11 million and $14 million respectively. If each performance target is met, 25% of the Option Shares will vest and become exercisable forty-five days after December 31, 2008, 25% of the Option Shares will vest and become exercisable forty-five days after December 31, 2009 and the remaining 50% of the Option Shares will vest and become exercisable forty five days after December 31, 2010.

The purpose of the Share Transfer Agreement is to enable Mr. Zhu to acquire the ultimate legal ownership of the PRC Operating Subsidiaries after the listing in compliance with the PRC rules and regulations, subject to procurement of appropriate registrations with the State Administration of Foreign Exchange of the PRC or its local agencies. For this reason, on March 7, 2009, Mr. Zhu and Mr. Chu entered into an amendment to the Share Transfer Agreement whereby alternate conditions for Mr. Zhu to exercise the Option Shares have been included so that no matter whether the performance targets for 2009 and 2010 are met,  Mr. Zhu will be entitled to exercise all the Option Shares as long as the audited consolidated net income of Lihua Electron and Lihua Copper for fiscal 2008 is 10% or more higher than the 2008 Target (the “Alternate Performance Target”). For fiscal 2008, the Company’s net income was $11,701,879, which achieved the Alternate Performance Target. Therefore, Mr. Zhu will be entitled to exercise all of the Option Shares, subject only to the vesting schedule.

The arrangement for Mr. Zhu to act as the sole director of the holding companies of the PRC Operating Subsidiaries, the undertaking by Mr. Chu not to appoint additional directors, as well as the Share Transfer Agreement are each inseparable and indispensable part of the Restructuring which enables Mr. Zhu to continue to have residual rewards of the combined entity.

Also as part of the Restructuring, Lihua Holdings’ capital was established by way of contributions from Mr. Zhu and other minority shareholders, which aggregate amount equaled the total transfer price they were entitled to receive for the transfer of their equity interests in the PRC Operating Subsidiaries to Lihua Holdings. Therefore, Mr. Zhu and the other minority shareholders, as the former stockholders of the PRC Operating Subsidiaries who gave up legal ownership thereof, have not received any net cash amount. Nor has there been any cash flow out of the combined entity during the whole period from the date of transfer of legal ownership of Mr. Zhu’s and the minority shareholders’ shares of the Operating Subsidiaries through the expiry of the Share Transfer Agreement, at which time it is fully expected Mr. Zhu will have re-acquired the ultimate legal ownership of these companies. As a result, Mr. Zhu has continued to bear the residual risks of the combined entity.

Mr. Zhu has retained a financial controlling interest in the combined entity through the above-discussed residual risks and rewards. Furthermore, during and after the Restructuring, there has been no change to the composition of the board of directors of either of the PRC Operating Subsidiaries, and Mr. Zhu continues to act as the managing director of these companies as well as the sole director of Magnify Wealth, Ally Profit and Lihua Holdings. As a result, the PRC Operating Subsidiaries have remained under common operating and management control.

April 3, 2009

▪	Please clarify Mr. Zhu's role as the "sole director" of Magnify Wealth;

Response:  As the sole director of Magnify Wealth, Mr. Zhu is able to control and manage the operational, investment and business decisions of these entities, including make the sole decisions regarding any change in these companies’ capital structure or payment of dividends Since Lihua Holdings is the sole legal stockholder of the PRC Operating Subsidiaries, Mr. Zhu is in turn able to control the composition of board of directors of the PRC Operating Subsidiaries.

•
 If you concluded that the entities were variable interest entities. please demonstrate how you reached that conclusion and how you determined the primary beneficiary based on the provisions of FIN 46(R);

Response:  Through Ally Profit and Lihua Holdings we have legal ownership of the PRC Operating Subsidiaries. As a result, we do not consider the PRC Operating Subsidiaries to be our variable interest entities.

•
 Please clarify the current status of the share  transfer agreement and whether Mr. Zhu has acquired shares of Magnify Wealth. Please also better explain the vesting provisions related to the amended agreement: and

Response: The Company’s consolidated net income for 2008 was $11,701,879.  Because this figure achieved the Alternate Performance Target, Mr. Zhu is entitled to exercise an option to acquire all of the Option Shares from Mr. Chu pursuant to the following vesting schedule: (i) as of March 30, 2008, the date of the Company’s auditors’ report for fiscal year 2008, the right to exercise an option to acquire 25% of the Options Shares vested; however as of March 30, 2008, Mr. Zhu has not exercised such option; (ii) the right to acquire an additional 25% of the Option Shares shall vest on February 14, 2010; and (iii) the right to acquire the remaining 50% of the Option Shares shall vest on February 14, 2011.  Therefore, as of February 14, 2011, Mr. Zhu will be entitled to exercise options for all of the Option Shares only subject to the passage of time.

•
 Please clarify if and how you accounted for the apparent ownership changes of the minority interests of each of the two PRC operating entities. In this regard, it appears to us that prior to these transactions the minority interests owned 47.73% of Lihua Electron and 11.93% of Lihua Copper (due to their interests in Lihua Electron) based on the information you provided in Exhibit A. It also appears to us that after these transactions the minority interests will no longer have ownership interests in either entity. Please clarity any changes in the minority interests and, if applicable, help us understand how and why the purchase of the minority interests are not required to be accounted for under SFAS 141.

Response: On October 22, 2008, the minority shareholders of the PRC Operating Subsidiaries, Mr. Chu and Imbis Europe B.V h/o Asia Trading (EDC)(“Europe EDC”)1, entered into a subscription agreement to purchase additional shares in Magnify Wealth at a nominal price of US$1.00 per share. Pursuant to these subscription agreements, Mr. Chu and Europe EDC are entitled to exercise their subscription rights in the same proportion and at the same time when Mr. Zhu is entitled to exercise his Option Shares under the Share Transfer Agreement (namely 25% on February 14, 2009, 25% on February 14, 2010 and 50% on February 14, 2011). The number of subscription shares exercisable by Mr. Chu and Europe EDC is 632 shares and 32 shares, respectively, and was determined based on the proportion of capital contributed by each of Mr. Zhu, Mr. Chu and Europe EDC in the PRC Operating Subsidiaries. The purpose of the subscription agreements, together with the Share Transfer Agreement, is to enable Mr. Zhu, Mr. Chu and Europe EDC to re-acquire their proportionate ultimate legal ownership of the PRC Operating Subsidiaries in compliance with the PRC rules and regulations.

1   In our previous response letter we incorrectly referred to this company as Europe E.D.C Co. Ltd. as a result of an error in the Chinese translation.

April 3, 2009

As a result, there has been no ownership change of the minority interests of each of the two PRC Operating Entities, and therefore, we were not required to account for the minority interests under SFAS 141.

6.
We note your response to prior comment six regarding the Securities Escrow Agreement and appreciate the additional information you provided. However,  please more fully explain to us how you will determine the amount of and when you will record compensation expense related to the release of the escrow shares to Magnify Wealth.

Response: Our common stock is not publicly traded. We have determined that our common stock had a fair value of $2.260 per share at October 31, 2008, or the date of the Securities Escrow Agreement, based on a retrospective valuation of our enterprise fair value performed by an unrelated valuation firm. The valuation has been prepared consistent with the guidance outlined in the American Institute of Certified Public Accountants Practice Aids, “Valuation of Privately-Held Company Equity Securities Issued as Compensation”.

We are a group of entities comprising Lihua International Inc., Ally Profit, Lihua Holdings, Lihua Copper and Lihua Electron, for which different valuation approaches have been considered and used.

Because Lihua International, Inc., Ally Profit and Lihua Holding are holding companies only and have no revenue, both market and income approaches have been considered not applicable, and only an asset-based approach has been applied. Lihua Copper has not generated revenue and has little expense history.  Accordingly, both market and income approaches have been considered inappropriate and an asset-based approach has been applied.

Because Lihua Electron has an established financial history of profitable operations and generation of positive cash flows, an income approach has been applied using the discounted cash flow method. We developed our discounted cash flow analysis based on our projected cash flows from 2009 through 2011, including, among other things, our estimates of future revenue growth, gross margins, capital expenditures and working capital requirements, driven by assumed market growth rates, and estimated costs as well as appropriate discount rates. A market approach was not applied because we concluded that there was significant limitation in identifying true comparable enterprises with readily determinable fair values.

For the year ended December 31, 2008, our net income was $11,701,879 which achieved 95% of the 2008 performance threshold.  Under the terms of the escrow agreement, since we achieved 95% of the 2008 performance threshold, all of the Escrow Shares will continue  to be held in escrow and currently none will be released to  Magnify Wealth or the Investors. As the release of the Escrow Shares requires the attainment of the performance thresholds for both 2008 and 2009, we will only commence to recognize compensation expense around the middle of fiscal year  2009 when we will be able to evaluate whether it is probable that we will achieve the 2009 performance threshold to provide for the ultimate  release of the Escrow Shares back to Magnify Wealth.  For the year ended December 31, 2008, no compensation expense has been recognized regarding the make good escrow arrangement.

April 3, 2009

Risk Factors, page 6

PRC regulations relating to mergers and acquisitions of domestic enterprises by foreign investors may increase the administrative burden we face and create regulatory uncertainties, page 14

7.
We note your response to comment 8 of our February 27, 2009 comment letter. Please expand your Corporate Structure disclosure on page 38 to incorporate a summary of the first half of your response, including among other things, the three different categories of industries/businesses and the level of restrictions on foreign ownership which may be imposed on each category, to help investors understand how you achieved direct ownership of the two Chinese subsidiaries.

Response: We have included relevant disclosure regarding PRC regulations related to mergers and acquisitions and foreign ownership under the heading Corporate Structure, beginning on page 38 of Amendment No. 3.

8.
Your risk factor disclosure at times appears inconsistent with your response regarding the risks imposed by the current application of the M&A rules and the New M&A Rules. In your response you state that because the share exchange qualifies as a conversion of a joint venture to a wholly foreign owned enterprise by way of equity transfer from a Chinese party to a foreign party. the M&A rules do not apply to these types of transactions. You further state that "the M&A rules are only [emphasis added] applicable to acquisitions of a domestic enterprise or its assets by a foreigner". Therefore, the third paragraph of your risk factor appears incorrect, also in light of your response that you do not believe that there is a risk that your share exchange can be unwound by the PRC government. Please remove the disclosure or revise it to only address probable material risks.

Response:  We have clarified the disclosure on page 14 of Amendment No. 3 to state that because the restructuring qualifies as a conversion of a joint venture to a wholly owned foreign enterprise by way of equity transfer from a Chinese party to a foreign party, the M&A rules do not apply. The previous term which was incorrectly used was “share exchange”.

9.
We understand from your response that the real risk relates to whether CSRC approval is required prior to the public listing of companies "formed for overseas purposes through acquisitions of PRC domestic companies and controlled by PRS companies or individuals". Your response leads us to believe that the CSRC approval does not relate to the transaction which led to the formation of the company, but rather to the listing of this company's securities in a foreign exchange (we note the third paragraph of the second half of your response). As a result, please revise the third and the fourth paragraph of your risk factor dealing with the risks you may face for failure to obtain CSRC approval prior to listing of your securities in OTCBB or other exchange. Further, if you are concerned that future acquisitions by the company may be subject to the M&A rules and/or the New M&A Rules, please address these risks under a separate caption.

Response:  We have added the requested disclosure in the risk factor on page 14 of Amendment No. 3 to discuss the possible risks of not obtaining CSRC approval prior to our public listing.

April 3, 2009

Selling Stockholders, page 19

10.
We note your revised disclosure in response to comment 7 of our February 27, 2009 letter. It appears that the Common Stock Purchase Agreement filed as Exhibit 4.3 covers the sale of shares to BCM Equity Partners II  LLC, Penumbra Worldwide and Gerald Scott Klayman.

•	Please confirm that the shares being offered by Messrs. Rapp, Chapman and Allen were not sold pursuant to a written agreement, or otherwise file the agreement as an exhibit.
•
 Please disclose if any of Messrs. Allen, Raskas. Appel and Hocker is an employee or affiliate of Broadband (we note that Messrs. Appel and Hocker are listed as members of Broadband's management in its website).

Response: We have filed the Common Stock Purchase Agreement for Messrs. Rapp, Chapman and Wagenheim as Exhibits 10.27, 10.28 and 10.29, respectively. Additionally, please see the footnotes to the Selling Stockholder table which disclose that Messrs. Allen, Raskas, Appel and Hocker are employees of Broadband Capital Management LLC. We have also included this disclosure in the preamble to the Selling Stockholder table.

Business, page 37
Company Background, page 38

11.
We note your revised disclosure in response to our prior comment 15. Please quantify in the filing the "certain amount of Escrow Shares" which may be released if less than 50% of the 2008 Performance Threshold is achieved. Based on our review of the Securities Escrow Agreement and as noted in our prior comment if less than 50% of the 2008 Performance Threshold is achieved all of the escrow shares may be released to the investors.

Response:  We have revised the disclosure on page 40 and F-29 to clarify that if less than 50% of the 2008 Performance Threshold is achieved all of the escrow shares may be released to the investors.  In addition, we have revised the disclosure to provide::  (i) that based on actually achieving 95% of the 2008 Performance Threshold, all of the Escrow Shares will continue to be held in escrow and none will currently be released to Magnify Wealth or the investors, and (ii) the amouont of compensation expense we will recognize if we meet the 2009 Performance Threshold and the escrow shares are released back to Magnify Wealth..

Sincerely,

Lihua International, Inc.

By: /s/ Jianhua Zhu
Name: Jianhua Zhu
Title:  Chief Financial Officer

c.c.	Mitchell S. Nussbaum, Esq. Tahra T. Wright, Esq.